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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25467

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Santa Barbara Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 Garden Street
(No. and Street)

Santa Barbara (City) CA (State) 93101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Staci Teter (805) 966-1793
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MacFarlane, Faletti & Co. LLP
(Name – *if individual, state last, first, middle name*)

115 E. Micheltorena St., Ste. 200, Santa Barbara, CA 93101
(Address) (City) (State) (Zip Code)

CHECK ONE:

XX Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/29

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Carl Lindros, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Santa Barbara Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELSIE B. SIMMONS
Commission # 1452445
Notary Public - California
Santa Barbara County
My Comm. Expires Dec 19, 2007

Signature

president
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANTA BARBARA SECURITIES, INC.
INDEX
DECEMBER 31, 2003 AND 2002

MACFARLANE
FALETTI & CO.
LLP
CERTIFIED PUBLIC ACCOUNTANTS

115 E. MICHELTORENA ST.
SUITE 200
SANTA BARBARA
CALIFORNIA 93101
PHONE (805)966-4157
FAX (805)965-2454
E-MAIL cpa@mfco.com
WEBSITE www.mfco.com

REED S. SPANGLER
HARVEY K. LYNN
SUSAN M. FRAZIER
JANE E. RUSSELL

JAMES W. FISCHER
WILLIAM L. JACKSON
GAIL H. ANIKOUCHINE
LINDA J. NELSON
PRAJESH ACHARYA

RUSSELL H. ROBERTS,
CONSULTANT

REGINALD M. FALETTI
1902-1989

INDEPENDENT AUDITORS' REPORT

Board of Directors
Santa Barbara Securities, Inc.

We have audited the statements of financial condition of Santa Barbara Securities, Inc. as of December 31, 2003 and 2002 and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Santa Barbara Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules listed in the index to financial statements are presented for purposes of complying with the Securities and Exchange Commission's rules and regulations under the Securities Exchange Act of 1934 and are not otherwise a required part of the basic financial statements. The supplementary schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MacFarlane, Faletti + Co. LLP

Santa Barbara, California
February 18, 2004

SANTA BARBARA SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Current Assets		
Cash and cash equivalents	$ 101,564	$ 95,167
Receivable from correspondent broker (Note 2)	40,719	13,223
Other receivables	-	266
Prepaid income tax	8,404	-
Total Current Assets	150,687	108,656
Investments (Note 3)	3,300	51,851
Total Assets	$ 153,987	$ 160,507

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Current Liabilities:		
Accounts payable and accrued expenses	$ 21,965	$ 35,509
Stockholder's Equity:		
Voting common stock, no par value; 50,000 shares authorized; 1,000 shares outstanding	10,000	10,000
Retained earnings	122,022	114,998
Total Stockholder's Equity	132,022	124,998
Total Liabilities and Stockholder's Equity	$ 153,987	$ 160,507

See accompanying notes

SANTA BARBARA SECURITIES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Revenue:		
Commissions	$ 347,632	$ 287,461
Fees	547,944	637,391
Other	-	149
Total Revenue	895,576	925,001
Expenses:		
Employee compensation and benefits (Note 4)	680,508	802,049
Correspondent broker clearing charges	69,201	39,185
Commissions	16,978	21,030
Occupancy	7,012	6,902
Communications	5,350	9,171
Other selling and administrative	37,905	39,282
Total Expenses	816,954	917,619
Net income before provision for taxes	78,622	7,382
Provision for Taxes (Note 5)	12,156	800
Net Income	$ 66,466	$ 6,582

See accompanying notes

SANTA BARBARA SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balances, December 31, 2001	1,000	$ 10,000	$ 108,416	$ 118,416
Net Income - 2002			6,582	6,582
Balances, December 31, 2002	1,000	10,000	114,998	124,998
Dividend Paid			(50,000)	(50,000)
Distribution of Earnings			(9,442)	(9,442)
Net Income - 2003			66,466	66,466
Balances, December 31, 2003	1,000	$ 10,000	$ 122,022	$ 132,022

See accompanying notes

SANTA BARBARA SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash Flows from Operating Activities:		
Net income	$ 66,466	$ 6,582
Adjustment to reconcile net income to cash provided by operating activities:		
Realized loss on maturity of investments	551	-
Changes in:		
Receivable from correspondent broker	(27,496)	2,407
Other receivables	266	33
Prepaid income tax	(8,404)	-
Accounts payable and accrued expenses	(13,544)	17,322
Cash Provided by Operating Activities	17,839	26,344
Cash Flows from Investing Activities:		
Purchase of investments	-	(58,183)
Proceeds from sale of investments	48,000	9,632
Cash Provided/(Used) by Investing Activities	48,000	(48,551)
Cash Flows from Financing Activities:		
Dividend paid	(50,000)	-
Distribution of earnings	(9,442)	-
Cash Used by Financing Activities	(59,442)	-
Net increase/(decrease) in cash	6,397	(22,207)
Cash and Cash Equivalents at Beginning of Year	95,167	117,374
Cash and Cash Equivalents at End of Year	$ 101,564	$ 95,167

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$ 20,560	$ 800

See accompanying notes

SANTA BARBARA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Corporation:

Santa Barbara Securities, Inc. (the Company) is a full-service stock brokerage company providing brokerage services to individuals and businesses primarily in Santa Barbara County.

Securities Transactions

Securities transactions are recorded in the financial statements on a trade date basis. Securities owned are stated at market value, and any unrealized gains or losses are reflected in income. The Company uses the first-in, first-out method to determine the cost when calculating realized gains and losses.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of less than ninety days, including cash in checking accounts and money market accounts.

Investments

Investments are recorded at fair market value and are considered available for trading.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in conformity with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and reported revenue and expenses.

Significant estimates include the estimate of the collectability of accounts receivable. It is possible that actual results within the next year may differ from management's estimates.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Effective January 1, 2003, the Company revoked its "S" Corporation election for both federal and California income tax purposes.

NOTE 2: RECEIVABLE FROM CORRESPONDENT BROKER

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the correspondent broker relates to the aforementioned transactions. No allowance for doubtful accounts has been made for this receivable as management considers the balance to be fully collectible.

NOTE 3: INVESTMENTS

At December 31, 2003, the Company's investments consisted of warrants valued at $3,300.

At December 31, 2002, the Company held units of Federal Home Loan Mortgage Association at a fair market value of $48,551 and warrants valued at $3,300. The fair market values of both approximated cost.

NOTE 4: PENSION PLAN

The Company has a qualified money purchase pension plan that covers full-time employees who are at least 21 years of age and have one year of service as of the plan entry date. The Company contributes 17.6% of salary, up to $40,000, on behalf of each plan participant. Pension contributions charged to expense in 2003 and 2002 were $56,866 and $62,924 respectively.

NOTE 5: INCOME TAXES

The provision for taxes is computed based on the book income and the applicable tax laws, taking into account permanent and temporary differences and adjustments as appropriate. In the current year, no material differences exist between book income and taxable income; consequently, the Company has not recorded a deferred tax asset.

NOTE 5: INCOME TAXES (Continued)

The provisions for income taxes consist of:

	2003	2002
Federal	$ 7,475	$ -
State	4,681	800
Total	$ 12,156	$ 800

NOTE 6: RELATED PARTY TRANSACTIONS

The Company receives net fees from the sale of trust deeds from another company owned by the Company's shareholder. The fees are included in fee income and amounted to $460,140 in 2003 and $451,750 in 2002, which represents approximately 50% of total income in 2003 and 2002.

The Company currently occupies space, on a month-to-month basis, in an office building owned by the Company's shareholder. The shareholder is not charging the Company rent. The fair market value of the rent is approximately $2,200 per month.

NOTE 7: NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, and as a member of the National Association of Securities Dealers, Inc. (NASD), must comply with the Net Capital rule of the Securities and Exchange Commission. At December 31, 2003, the Company had net capital as computed under Rule 15c3-1 of $118,469 which was $68,469 in excess of the $50,000 required to be maintained. At December 31, 2002, the Company had net capital as computed under Rule 15c3-1 of $116,575 which was $66,575 in excess of the $50,000 required.

NOTE 8: CONCENTRATIONS OF RISKS

As is common in the industry, the Company focuses on one main market, Santa Barbara County, uses one correspondent broker, and generates revenues primarily from commissioned sales.

SUPPLEMENTAL SCHEDULES

SANTA BARBARA SECURITIES, INC.
SUPPLEMENTARY SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2003 AND 2002

	2003	2002
Net Capital:		
Total stockholder's equity	$ 132,022	$ 124,998
Deduct - Nonallowable Assets:		
Petty cash	83	83
Investments	3,300	3,300
Other receivables	-	266
Prepaid income tax	8,404	-
Net capital before haircuts	120,235	121,349
Haircuts:		
2% of money market funds	1,766	1,861
6% of debt securities	-	2,913
Net Capital	118,469	116,575
Minimum net capital required - 6 2/3% of aggregate indebtedness included in the statement of financial condition or $50,000 whichever is greater	50,000	50,000
Excess Net Capital	$ 68,469	$ 66,575
Aggregate indebtedness	$ 21,966	$ 35,509
Ratio: Aggregate indebtedness to net capital	0.19	0.30

Note 1: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 filed by Santa Barbara Securities, Inc. in its Form X-17A-5 with the Securities and Exchange Commission in January, 2004.

SANTA BARBARA SECURITIES, INC.

SUPPLEMENTARY SCHEDULE 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003 AND 2002

Santa Barbara Securities, Inc. is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c-3" and "Information for Possession or Control Requirement Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3-3(k)(2)(B) of the Rule.

INTERNAL CONTROL

MACFARLANE
FALETTI & CO.
LLP
CERTIFIED PUBLIC ACCOUNTANTS

115 E. MICHELTORENA ST.
SUITE 200
SANTA BARBARA
CALIFORNIA 93101
PHONE (805)966-4157
FAX (805)965-2454
E-MAIL cpa@mfco.com
WEBSITE www.mfco.com

REED S. SPANGLER
HARVEY K. LYNN
SUSAN M. FRAZIER
JANE E. RUSSELL

JAMES W. FISCHER
WILLIAM L. JACKSON
GAIL H. ANIKOUCHINE
LINDA J. NELSON
PRAJESH ACHARYA

RUSSELL H. ROBERTS,
CONSULTANT

REGINALD M. FALETTI
1902-1989

Board of Directors
Santa Barbara Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Santa Barbara Securities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

MacFarlane, Faletti + Co. LLP

Santa Barbara, California
February 18, 2004

MACFARLANE FALETTI & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS